[PMFG LETTERHEAD]
November 23, 2009
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 4631
Washington, D.C. 20549
Attn: Pamela Long

Re:	PMFG, Inc.
Registration Statement on Form S-3
Registration Number 333-162064
Ladies and Gentlemen:
     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, PMFG, Inc. (the “Company”) hereby respectfully requests that the effective time of the above-referenced Registration Statement, as amended, be accelerated to 10:00 a.m., Washington, D.C. time, on November 25, 2009, or as soon thereafter as practicable.
     The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the registration of securities specified in the above-referenced Registration Statement, and the Company hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
November 23, 2009

     Should you have any questions regarding this request, please contact Melissa G. Beare at (972) 559-6340 or James E. O’Bannon or Charles T. Haag of Jones Day at (214) 220-3939.

Very truly yours, PMFG, Inc.
By:	/s/ Henry G. Schopfer, III
Henry G. Schopfer, III
Vice President and Chief Financial Officer

cc:	Peter J. Burlage, PMFG, Inc.
Melissa G. Beare, PMFG, Inc.
James E. O’Bannon, Jones Day
Charles T. Haag, Jones Day